Thrivent Core Funds

901 Marquette Avenue, Suite 2500

Minneapolis, Minnesota 55402-3211

January 25, 2023

Via EDGAR Correspondence

Alberto Zapata

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Thrivent Core Funds Form N-1A Registration Statement

File Nos. 333-218855 and 811-23149

Mr. Zapata:

On January 20, 2023, you provided comments based on a review of the N-1A registration statement of Thrivent Core Funds (the “Registrant”) for its series Thrivent Core Mid Cap Value Fund (the “Fund”). Any defined terms used in this letter that are not defined herein have the definitions given to them in the N-1A. The following is a description of the comments presented and the Registrant’s responses.

1.	More About Investment Strategies and Risks – Glossary of Principal Risks

The “Glossary of Principal Risks” lists the risks in alphabetical order. Please identify the most significant risks first, i.e., principal risks having the greatest potential to adversely impact the Fund’s net asset value, yield, and total return. The remaining risks can be listed in alphabetical order. See https://www.sec.gov/news/speech/speech-blass-102518 for the October 25, 2018 ICI Securities Law Development Conference speech given by Dalia Blass, the Division of Investment Management’s Director. Also See ADI 2019-08.

The risks are listed in order of significance in the Fund’s “Summary Section.” The “Glossary of Principal Risks” includes risks relating to all funds and not just the Fund. Accordingly, these risks are listed in alphabetical order for ease of reference.

2.	ESG Integration

(a)        The Fund’s principal strategies indicate that ESG factors may be considered in the Fund’s investment analysis and decision-making processes. Please identify ESG criteria that the Fund considers, either in the “Summary Section” or in the “More About Investment Strategies and Risks” section.

The Registrant has removed the ESG reference from the Fund’s principal strategies.

(b)        Please supplementally explain why the Fund’s principal strategies indicate that ESG factors may be considered but there isn’t a corresponding principal risk.

The Registrant has removed the ESG reference from the Fund’s principal strategies.

(c)        Please explain why the “Glossary of Investment Terms” includes a description for Environmental, Social and Governance (ESG) Factors but ESG is not referenced in “Information About Certain Principal Investment Strategies,” Information About Certain

Non-Principal Investment Strategies,” or “Glossary of Principal Risks” in the “More About Investment Strategies and Risks” section.

The Registrant has removed the ESG description from the “Glossary of Investment Terms.”

3.	Signature Page

Please confirm that John D. Jackson is authorized to sign the registration statement on behalf of the Registrant.

As a duly elected officer, Mr. Jackson is authorized to sign registration statements on behalf of the Registrant. In addition, the Board of Trustees of the Registrant has authorized Mr. Jackson to sign registration statements on their behalf pursuant to a valid power of attorney.

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If you have any additional comments or questions, please feel free to contact me at (612) 844-7190.

Thank you,

/s/ John D. Jackson

John D. Jackson

Secretary and Chief Legal Officer